Exhibit 99.1

CONTACT INFORMATION

Investor Relations
Contact:	Blair A. (Andy) Rieth, Jr., Vice President, Investor Relations
Phone:	312-819-7259
Email:	andy.rieth@hill-rom.com

Media
Contact:	Larry Baumann, Executive Director, Corporate Communications
Phone:	312-819-7248
Email:	larry.baumann@hill-rom.com

HILL-ROM REPORTS STRONG THIRD QUARTER
RESULTS;  UPDATES 2015 ADJUSTED EARNINGS OUTLOOK

•	Reported revenue increased 19 percent from prior year to $475 million, on the strength of 11 percent organic, constant currency growth
•	Adjusted diluted earnings per share of $0.62 compare to $0.59 in the prior year
•	Reported diluted earnings per share of $0.33 compare to $0.45 in the prior year
•	Year to date operating cash flow of $124 million compares to $134 million in the prior year
•	Full year adjusted earnings per share are now expected to be $2.51 to $2.54; Full-year reported revenue is now expected to grow 12 to 13 percent

CHICAGO, Ill., August 7, 2015 -- Hill-Rom Holdings, Inc. (NYSE: HRC) announced financial results for its third quarter ended June 30, 2015 and updated its 2015 financial outlook.  Adjusted earnings per diluted share of $0.62 increased 5 percent from $0.59 in the prior year, while reported earnings per diluted share of $0.33 decreased from $0.45.  Adjustments to reported earnings are detailed in the reconciliation schedules provided.

Hill-Rom’s quarterly revenue of $475 million increased 19 percent compared to last year, or 26 percent on a constant currency basis, primarily due to the Trumpf Medical acquisition and strong North America capital revenue growth.  Excluding the benefit of Trumpf, our constant currency growth was 11 percent, driven primarily by 25 percent growth in the North America capital business.  Domestic revenue was $308 million, up 21 percent, while revenue outside the United States of $167 million increased 36 percent on a constant currency basis.

Management Comments

“We are pleased to report another quarter of strong revenue and adjusted earnings growth.  Our double-digit organic revenue growth was driven by strength in our North America capital business, which increased 25 percent in the quarter,” said John Greisch, Hill-Rom President and Chief Executive Officer.  “In addition, we accelerated our growth strategy with our agreement to acquire Welch Allyn.  We are confident that our combination with Welch Allyn will advance our strategic objectives and create a stronger platform from which to deliver increased shareholder value.”

Third Quarter Financial Results and Operational Highlights

-- Revenue:

-- North America.  North America revenue increased 19 percent to $252 million.  On a constant currency basis, capital sales increased 25 percent, while rental revenue increased 15 percent, excluding the impact of the previously exited third party reimbursed home care rental business.  As reported, rental revenue grew 9 percent.

-- International.  International segment revenue was flat on a constant currency basis and was down 15 percent on a reported basis to $102 million.  On a constant currency basis, capital revenue was flat with the prior year, while rental revenue decreased 2 percent.

-- Surgical/Respiratory Care.  Surgical and Respiratory Care revenue increased 81 percent to $120 million, or 94 percent on a constant currency basis, reflecting 3 percent organic constant currency growth plus the addition of Trumpf Medical.

--	Year to date operating cash flow was $124 million compared to $134 million in the prior year.

Welch Allyn Acquisition

As previously announced, Hill-Rom and Welch Allyn entered into a definitive merger agreement for Hill-Rom to acquire Welch Allyn for approximately $2.05 billion in cash and stock. Hill-Rom expects the transaction will close on or before October 1, 2015, subject to customary closing conditions.

Please see the attached schedules for additional information, including condensed financial information, a summary balance sheet, a cash flow statement and reconciliations of GAAP to adjusted financial measures.

For a more complete review of Hill-Rom’s results, please refer to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.

Financial Guidance Summary

All financial guidance excludes the effects of Welch Allyn, including all costs and cash flows necessary to complete the acquisition.

Revenue:  For fiscal 2015, Hill-Rom expects reported revenue growth of 12 to 13 percent, compared to 10 to 11 percent previously.  This reflects:
•	mid-single-digit constant currency organic growth, compared to low-to-mid-single digit growth previously; and
•	negative currency impact of approximately 6 percent.

For the fourth quarter of fiscal 2015, Hill-Rom expects reported revenue growth of 1 to 3 percent.  This reflects:
•	low-single-digit constant currency organic growth; and
•	negative currency impact of approximately 5 percent.

Adjusted Earnings per Diluted Share:  The Company expects full year adjusted earnings per diluted share to be $2.51 to $2.54, compared to $2.50 to $2.54 previously.

Fourth quarter adjusted earnings per diluted share are expected to be $0.76 to $0.79.

Cash Flow:  Hill-Rom now expects cash flow from operations for the full year to be approximately $235 million, compared to $250 million previously.  Capital expenditures are now expected to be $125 million, compared to $140 million previously.

Discussion of Adjusted Financial Measures

Hill-Rom Holdings, Inc. routinely provides earnings per share results and guidance on an adjusted basis because the Company’s management believes that the presentation provides useful information to investors.  This measure excludes strategic developments, special charges or other unusual events.  Such items may be highly variable, difficult to predict and of a size that sometimes have substantial impact on the Company's reported operations for a period. Often, prospective quantification of such items is not feasible.

The Company also excludes expenses associated with the amortization of intangible assets associated with prior business acquisitions.  This adjustment is made to allow investors to evaluate and understand operating trends excluding the non-cash impact of acquired intangible amortization on operating income, earnings per share and other measures.

Management uses these measures internally for planning, forecasting and evaluating the performance of the business. Investors should consider non-GAAP measures in addition to, not as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP.

Reconciliations of GAAP measures to adjusted measures appear in the financial tables of this release.

Conference Call Webcast and Dial-in Information

As previously announced, the Company will host a conference call and webcast today at 8:00 a.m. ET.

Webcast: To join the live webcast with audio, go to http://ir.hill-rom.com/events.cfm or http://edge.media-server.com/m/p/e2nx89pd. The webcast slide deck will be posted to the Hill-Rom website prior to the webcast.

Conference Call Audio Only Dial-in information: To join the live conference call, dial 877-304-8969 domestic callers / 631-291-4543 international callers.  The following Confirmation Code is required for both: 77812606. Callers will need to provide their name, company affiliation and telephone number to the conference operator.  A recording of the webcast/call audio will be available for telephone replay through August 13, 2015, domestically at 855-859-2056 and internationally at 404-537-3406. For the replay, callers will need to use confirmation code 77812606. If you are unable to listen to the live webcast or the telephone replay, the webcast will be archived at http://ir.hill-rom.com/events.cfm.

About Hill-Rom Holdings, Inc.

Hill-Rom is a leading global medical technology company with approximately 8,000 employees worldwide.  We partner with health care providers in more than 100 countries by focusing on patient care solutions that improve clinical and economic outcomes in five core areas: Advancing Mobility, Wound Care and Prevention, Clinical Workflow, Surgical Safety and Efficiency, and Respiratory Health. Around the world, Hill-Rom's people, products, and programs work towards one mission: Enhancing outcomes for patients and their caregivers.

www.hill-rom.com

Disclosure Regarding Forward Looking Statements

Certain statements herein contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, regarding the Company’s future plans, objectives, beliefs, expectations, representations and projections. It is important to note that forward-looking statements are not guarantees of future performance, and the Company’s actual results could differ materially from those set forth in any forward-looking statements. For a more in depth discussion of factors that could cause actual results to differ from those contained in forward-looking statements, see the discussions under the heading “Risk Factors” in the Company’s previously filed most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. The Company assumes no obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It.  Hill-Rom has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 to register shares of Hill-Rom common stock that will be issued to Welch Allyn shareholders in connection with the transaction, which includes a proxy statement/prospectus that will be delivered to Welch Allyn's shareholders in connection with their required approval of the transaction. INVESTORS AND SECURITYHOLDERS OF WELCH ALLYN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. The registration statement and proxy statement/prospectus and other documents which will be filed by Hill-Rom with the SEC, when filed, will be available free of charge at the SEC's website at www.sec.gov, or from Hill-Rom, 180 North Stetson Avenue, Suite 4100, Chicago, IL  60601, Attention Corporate Secretary. Certain executive officers and directors of Welch Allyn have interests in the proposed transaction that may differ from the interests of stockholders generally. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Hill-Rom Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(Dollars in millions, except per share data)
(unaudited)

	Quarter Ended June 30		Year To Date Ended June 30

	2015	2014	2015	2014
Net revenue
Capital sales	$376.8	$302.8	$1,125.9	$911.9
Rental revenue	97.7	94.8	288.4	294.4
Total revenue	474.5	397.6	1,414.3	1,206.3
Cost of revenue
Cost of goods sold	217.9	168.2	652.3	508.9
Rental expenses	47.1	42.3	138.4	130.8
Total cost of revenue	265.0	210.5	790.7	639.7
Gross profit
Capital	158.9	134.6	473.6	403.0
Rental	50.6	52.5	150.0	163.6
Total gross profit	209.5	187.1	623.6	566.6
As a percentage of sales	44.2%	47.1%	44.1%	47.0%

Research and development expenses	23.3	17.5	67.3	50.3
Selling and administrative expenses	150.5	128.6	455.5	396.7
Special charges	4.4	3.0	11.9	32.4

Operating profit	31.3	38.0	88.9	87.2

Other income/(expense), net	(3.3)	(1.7)	(7.3)	(6.2)

Income tax expense	9.3	10.2	24.7	45.0

Net income	18.7	26.1	56.9	36.0

Less: Net loss attributable to noncontrolling interests	(0.4)	-	(0.4)	-

Net income attributable to common shareholders	$19.1	$26.1	$57.3	$36.0

Diluted earnings per share:
Earnings per share	$0.33	$0.45	$0.99	$0.61

Average common shares outstanding - diluted (thousands)	57,899	58,160	57,943	58,499

Dividends per common share	$0.1600	$0.1525	$0.4725	$0.4425

Non-GAAP Financial Disclosures and Reconciliations

While Hill-Rom reports financial results in accordance with U.S. GAAP, this press release includes non-GAAP measures. Hill-Rom uses non-GAAP measures to evaluate and manage its operations and provides the information to assist investors in performing financial analysis that is consistent with financial models developed by research analysts. Investors should consider non-GAAP measures in addition to, not as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP.

Hill-Rom Holdings, Inc. and Subsidiaries
Revenue - Constant Currency
(Dollars in millions)

	Quarter Ended June 30
	2015 As Reported	Foreign Exchange Impact	2015 Adjusted	2014 As Reported	Constant Currency Change

Capital sales	$376.8	$(24.9)	$401.7	$302.8	32.7%
Rental revenue	97.7	(2.3)	100.0	94.8	5.5%
Total	$474.5	$(27.2)	$501.7	$397.6	26.2%

North America	$252.4	$(1.5)	$253.9	$211.6	20.0%
Surgical and Respiratory Care	119.7	(8.7)	128.4	66.2	94.0%
International	102.4	(17.0)	119.4	119.8	-0.3%
Total	$474.5	$(27.2)	$501.7	$397.6	26.2%

	Year To Date Ended June 30
	2015 As Reported	Foreign Exchange Impact	2015 Adjusted	2014 As Reported	Constant Currency Change

Capital sales	$1,125.9	$(63.4)	$1,189.3	$911.9	30.4%
Rental revenue	288.4	(5.6)	294.0	294.4	-0.1%
Total	$1,414.3	$(69.0)	$1,483.3	$1,206.3	23.0%

North America	$724.5	$(4.0)	$728.5	$641.6	13.5%
Surgical and Respiratory Care	366.0	(22.8)	388.8	195.1	99.3%
International	323.8	(42.2)	366.0	369.6	-1.0%
Total	$1,414.3	$(69.0)	$1,483.3	$1,206.3	23.0%

Hill-Rom Holdings, Inc. and Subsidiaries
Reconciliation: Earnings Per Share
(Dollars in millions, except per share data)

	Quarter Ended June 30, 2015				Quarter Ended June 30, 2014
	Income Before Income Taxes	Income Tax Expense	NCI	Diluted EPS#	Income Before Income Taxes	Income Tax Expense	Diluted EPS

GAAP Earnings	$28.0	$9.3	$(0.4)	$0.33	$36.3	$10.2	$0.45
Adjustments:
Acquisition and integration costs	6.8	2.3	-	0.08	2.8	1.0	0.03
Acquisition-related intangible asset amortization	7.7	2.1	-	0.10	7.1	2.1	0.08
Employee benefits change	-	-	-	-	(1.2)	(0.4)	(0.01)
FDA remediation expenses	1.3	0.4	-	0.02	1.1	0.5	0.01
Field corrective actions	2.6	0.8	-	0.03	(1.0)	0.2	(0.02)
Litigation settlements and expenses	0.3	0.1	-	-	-	-	-
Special charges	4.4	0.9	-	0.06	3.0	0.2	0.05
Adjusted Earnings	$51.1	$15.9	$(0.4)	$0.62	$48.1	$13.8	$0.59

	Year to Date Ended June 30, 2015				Year to Date Ended June 30, 2014
	Income Before Income Taxes	Income Tax Expen se	NCI	Diluted EPS*#	Income Before Income Taxes	Income Tax Expense	Diluted EPS

GAAP Earnings	$81.6	$24.7	$(0.4)	$0.99	$81.0	$45.0	$0.61
Adjustments:
Acquisition and integration costs	19.5	6.3	-	0.23	6.4	2.2	0.07
Acquisition-related intangible asset amortization	23.4	6.5	-	0.29	20.9	6.3	0.25
Employee benefits change	-	-	-	-	(13.4)	(5.1)	(0.14)
FDA remediation expenses	3.0	1.0	-	0.03	2.8	1.1	0.03
Field corrective actions	4.9	1.5	-	0.06	(1.7)	(0.6)	(0.02)
Litigation settlements and expenses	(0.6)	(0.2)	-	(0.01)	-	-	-
Special charges	11.9	1.2		0.18	32.4	10.5	0.37
Foreign valuation allowance	-	1.9	-	(0.03)	-	(19.6)	0.34
Adjusted Earnings	$143.7	$42.9	$(0.4)	$1.75	$128.4	$39.8	$1.51

* Does not add due to rounding.
# Diluted EPS column is shown on an attributable to common shareholders basis.
NCI = Net loss attributable to noncontrolling interests

Hill-Rom Holdings, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Dollars in millions)
(unaudited)

	June 30, 2015	September 30, 2014
Assets
Current Assets
Cash and cash equivalents	$123.4	$99.3
Trade accounts receivable, net of allowances	390.6	411.0
Inventories, net	169.9	176.2
Other current assets	97.5	92.8
Total current assets	781.4	779.3

Property, plant and equipment, net	287.5	261.5
Goodwill	406.3	399.8
Other assets	282.3	311.5

Total Assets	$1,757.5	$1,752.1

Liabilities
Current Liabilities
Trade accounts payable	$85.2	$112.7
Short-term borrowings	130.0	126.9
Other current liabilities	193.3	202.7
Total current liabilities	408.5	442.3

Long-term debt	447.8	364.9
Other long-term liabilities	132.0	138.4

Total Liabilities	988.3	945.6

Total Shareholders' Equity Attributable to Common Shareholders	758.7	806.5

Noncontrolling Interest	10.5	-

Total Shareholders' Equity	769.2	806.5

Total Liabilities and Shareholders' Equity	$1,757.5	$1,752.1

Hill-Rom Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Dollars in millions)
(unaudited)

	Year to Date Ended June 30

	2015	2014
Operating Activities
Net income	$56.9	$36.0
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	53.1	49.5
Amortization	8.3	9.6
Acquisition-related intangible asset amortization	23.4	20.9
Provision for deferred income taxes	(12.3)	4.6
Loss on disposal of property, equipment leased to others,
intangible assets and impairments	-	7.3
Stock compensation	14.0	13.2
Excess tax benefits from employee stock plans	(1.7)	0.5
Change in working capital excluding cash, current debt,
acquisitions and dispositions:
Trade accounts receivable	4.7	29.8
Inventories	(3.4)	(1.2)
Other current assets	(5.1)	(4.2)
Trade accounts payable	(18.1)	(9.4)
Accrued expenses and other liabilities	0.3	(23.1)
Other, net	4.3	0.7
Net cash provided by operating activities	124.4	134.2

Investing Activities
Capital expenditures and purchases of intangibles	(102.6)	(44.4)
Proceeds on sale of property and equipment leased to others	1.2	1.8
Payment for acquisition of businesses, net of cash acquired	(5.1)	(15.5)
Refund on acquisition of businesses	-	4.6
Other	2.1	3.2
Net cash used in investing activities	(104.4)	(50.3)

Financing Activities
Net change in short-term debt	(0.7)	(0.2)
Borrowings on revolving credit facility	95.0	35.0
Payments on revolving credit facility	-	(40.0)
Proceeds from long-term debt	-	0.6
Payment of long-term debt	(11.5)	(7.6)
Debt issuance costs	(1.6)	-
Purchase of noncontrolling interest of former joint venture	(1.6)	(1.3)
Payment of cash dividends	(26.7)	(25.4)
Proceeds on exercise of stock options	10.2	10.2
Proceeds from stock issuance	2.1	1.8
Excess tax benefits from employee stock plans	1.7	(0.5)
Treasury stock acquired	(57.4)	(71.6)
Net cash provided by (used in) financing activities	9.5	(99.0)

Effect of exchange rate changes on cash	(5.4)	(0.4)

Net Cash Flows	24.1	(15.5)

Cash and Cash Equivalents:
At beginning of period	99.3	127.4
At end of period	$123.4	$111.9